ITEM 6.  OFFICERS AND DIRECTORS                                      Exhibit F-1
PART III.


     The following pages consist of disclosures made in FirstEnergy Corp.'s 2002 Proxy Statement.


                                FirstEnergy Corp.
                                -----------------

RENUMERATION OF DIRECTORS

     A director who is also an employee of the Company receives no additional compensation for serving as a director. Directors who are not employees receive an annual retainer consisting of $30,000 in cash, which a director may elect to receive in common stock or to defer into either cash or stock, and $40,000 in equity in the form of common stock, which may be deferred; $1,500 for each Board and committee meeting which he/she attends; a fee of up to $1,500 for each day that he/she visits a Company office or facility, other than an office or facility at which a meeting of the Board or committee of which he/she is a member is held on such day, or attendance at an industry meeting at the request of the Company in connection with fulfilling his/her responsibilities as a director or member of a committee; and reimbursement for expenses related to attending meetings. In addition, the chair of each committee receives an additional annual retainer of $5,000.


RELATED TRANSACTIONS

     FirstEnergy Solutions Corp., a subsidiary of the Company, had a contract with Duck Creek Energy, Inc., under which it purchased variable amounts of gas at a fixed negotiated price. This contract expired in April of 2002. During 2002, FirstEnergy Solutions paid Duck Creek $353,249 for gas delivered under this contract. Some of this gas came from wells in which Mr. Russell W. Maier, a director, had a 10-15 percent ownership interest. As a result, Mr. Maier received approximately $9,600.


SECURITY OWNERSHIP OF MANAGEMENT

     The following table shows shares of stock beneficially owned as of February 28, 2003, by each director and nominee; the executive officers named in the Summary Executive Compensation Table; and all directors and executive officers as a group. Also listed, as of February 28, are shares deferred by executive officers under the Executive Deferred Compensation Plan and common stock equivalents credited to executive officers as a result of participation in incentive compensation plans.

                                                 Shares         Deferred Shares
                                              Beneficially     and Common Stock
Name                         Class of Stock     Owned(1)        Equivalents(2)
----                         --------------   ------------     ----------------

Paul T. Addison                   Common             100
Anthony J. Alexander              Common         176,967            47,091
H. Peter Burg                     Common         311,316           118,256
Earl T. Carey                     Common          28,410            22,425
Dr. Carol A. Cartwright           Common          14,208
William F. Conway                 Common           7,215
William T. Cottle                 Common             100
Robert B. Heisler, Jr.            Common          16,320
Robert L. Loughhead               Common           8,664
Russell W. Maier                  Common          13,188
Richard H. Marsh                  Common          30,232            26,056
John M. Pietruski                 Common          15,236
Robert N. Pokelwaldt              Common           3,439
Paul J. Powers                    Common          17,516
Catherine A. Rein                 Common          11,883
Robert C. Savage                  Common          12,593
George M. Smart                   Common           8,631
Carlisle A. H. Trost              Common           1,633
Leila L. Vespoli                  Common          22,107            18,568
Jesse T. Williams, Sr.            Common           8,164
Dr. Patricia K. Woolf             Common          12,789
All Directors & Executive
  Officers as a Group             Common         933,706           369,021

(1) Shares beneficially owned include (a) any shares with respect to which the person has a direct or indirect pecuniary interest and (b) shares that the person has the right to acquire beneficial ownership within 60 days of February 28, 2003 (Alexander - 65,292 shares; Burg - 169,715 shares; Carey - 22,811 shares; Heisler - 5,110 shares; Maier - 5,110 shares; Marsh - 25,149 shares; Savage - 5,110 shares; Vespoli - 14,750 shares; and all directors and executive officers as a group - 485,970 shares). The percentage of shares beneficially owned by any director or nominee, or by all directors and executive officers as a group, does not exceed one percent of the class owned.

(2) Common stock equivalents represent the cumulative number of performance and phantom shares credited to each executive officer. The value of these equivalents is measured in part by the market price of the Company's common stock. Because final payments may vary due to performance factors (see the narrative under the Long-Term Incentive Plan Table), the value of an executive's common stock equivalents may not correlate directly with the stock's market price. Performance, phantom, and deferred shares do not have voting rights or other rights associated with ownership of common stock.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table shows all persons of which the Company is aware who may be deemed to be the beneficial owner of more than five percent of common shares of the Company as of December 31, 2002. This information is based on Securities and Exchange Commission Schedule 13G filings.

                               Shares                       Voting Power         Investment Power
    Name and Address           Shares       Percent of     Number of Shares       Number of Shares
                            Beneficially   Common Shares --------------------   -------------------
  of Beneficial Owner          Owned        Outstanding     Sole      Shared       Sole     Shares
-----------------------     ------------   ------------- ---------   --------   -------------------

State Street Bank
  and Trust Company          21,674,472*      7.30%     7,772,741  13,104,215   21,502,010 172,462
225 Franklin Street,
Boston, MA 02110

Barclays Global Investors,
  N.A. (and affiliates)      15,995,596       5.37%     5,977,389           0   15,977,389       0
45 Fremont Street,
San Francisco, CA 94105

FMR Corp.                    25,757,225       8.65%     4,461,878           0   25,757,225       0
82 Devonshire Street,
Boston, MA 02109

*State Street disclaims beneficial ownership of these shares.


BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     FirstEnergy's executive compensation program is administered by the Compensation Committee of the Board of Directors (later referred to in this report as the Committee), which has responsibility for monitoring the executive compensation programs of the Company to determine whether they are coordinated properly and achieving their intended purpose. The Committee is comprised of six directors listed at the end of this report, director for the purpose of Rule 16b-3 under the Securities Exchange Act of 1934 and as an outside director for the purposes of Section 162(m) of the Internal Revenue Code. Also, as provided for in the Company's Corporate Governance Guidelines, each member qualifies as independent as defined from time to time by The New York Stock Exchange and the Securities and Exchange Commission.

     In 2002, the Company reviewed its compensation practices surrounding executives and directors. As a result, the Company has updated the Committee charter to reflect the criticality of its role in aligning executive and director pay with shareholders' interests, and the Company has revised its compensation philosophy to address the current business environment. Also, the Committee has retained an independent consultant to advise it on compensation matters.

COMPENSATION PHILOSIPHY

     The Committee's primary objective is to establish and administer programs to attract, retain, and motivate skilled and talented executives, and to align their compensation incentives with Company and business unit performance, business strategies, and growth in shareholder value.

     The Company restated its executive compensation philosophy, which includes the following elements:

     o The total compensation will reflect a pay-for-performance orientation under which a significant portion of actual total compensation will reflect corporate, business unit, and individual performance;

     o Base salaries generally will be targeted at or near the median competitive levels in the associated peer group. Variations above or below median levels will be used to reflect the relative responsibilities of the position within FirstEnergy to facilitate internal equity. Further, base salaries will reflect the individual qualifications, experience, and sustained performance level of the individual;

     o Generally, the peer group used to define competitive levels of compensation will be the integrated energy services industry. In addition, consideration will be given to competitive data from general industry in circumstances where that is the relevant pool in which we compete for talent;

     o Incentive opportunities will allow executives to achieve total compensation in the 75th percentile of the relevant peer group if both corporate and individual performance are superior, but will have a significant downside if corporate and/or individual performance is below minimum standards (later referred to as threshold);

     o The proportion of pay at risk will increase as an executive's level of responsibility increases. Incentive opportunities will be designed to align with the long-term interests of shareholders. An appropriate balance of annual, medium-term and longer-term incentives will facilitate the retention of talented executives, reward long-term strategic results and encourage stock ownership;

     o Short-term incentive opportunities will be based on a combination of corporate, business unit and individual goals. As an executive's level of responsibility increases, a greater percentage of the annual incentive will be based on corporate goals. Corporate goals should reflect the targeted performance objectives for the year and should be weighted heavily to financial targets; and

     o Medium- and long-term incentive awards will reflect actual performance relative to a peer group for those measures that lend themselves to that approach.

Base Salary Program

     The salary column in the Summary Executive Compensation Table (later referred to as the Table) lists the 2002 base salary of Mr. Burg and the other named officers, including salary deferred into the FirstEnergy Corp. Executive Deferred Compensation Plan and/or the FirstEnergy Savings Plan. In accordance with the Company's 2002 pay philosophy, Mr. Burg received a base salary similar to that of CEOs at similar-size energy service companies.

Incentive Compensation Plan

     Under the Executive Incentive Compensation Plan (later referred to as the Incentive Plan), Mr. Burg, at the beginning of the year, received a target short-term incentive opportunity and a target long-term incentive opportunity. For 2002, 60 percent of Mr. Burg's total target cash compensation was put at risk in the form of incentive compensation. This amounted to a target short-term incentive opportunity of $759,225 and a target long-term opportunity of $708,610.

     The Committee approved six financial and operational objectives for Mr. Burg in 2002. These objectives related to the achievement of confidential target levels regarding earnings per share; shareholder value added; merger savings; customer service excellence; the performance of the Company's nuclear facilities, including nuclear safety, as measured by an industry index; and overall employee safety. The financial measures received the heaviest weighting in Mr. Burg's target short-term incentive opportunity.

     No awards are given for performance that is below threshold. Awards for operational performance range from 50 percent of target for performance at threshold to 150 percent of target for outstanding performance. Awards for financial performance range from 50 percent of target for performance at threshold to 200 percent of target for outstanding performance. Based on the level of 2002 achievement of the above objectives, Mr. Burg received a short-term incentive award of $406,186 which was 46 percent below his target. Mr. Burg's below-target award reflects shortfalls against financial and nuclear targets.

     The Committee also approved a restricted stock award for Mr. Burg due to his contributions in the successful completion of the merger with GPU, Inc. Mr. Burg received an award of 12,000 shares. The Committee approved a long-term incentive opportunity with the payout based on the performance of the Company's common stock, both on an absolute basis and as compared to an index of peer companies, between January 1, 2002, and December 31, 2004. This award will be paid out in early 2005, if the applicable performance threshold has been met. The long-term program is described in the narrative under the Long-Term Incentive Plan Table.

     The Committee approved grants of non-qualified stock options to Mr. Burg and other key executives in April of 2002. The details of the grants for Mr. Burg and the other named executive officers are listed in the Stock Options Granted In 2002 Table.

     In accordance with the Incentive Plan in effect in 2000, Mr. Burg received an incentive opportunity with a term of three years from 2000 through 2002. The terms and conditions of this long-term grant were reported in the FirstEnergy Corp. Proxy Statement for that year. Based on the level of achievement, Mr. Burg's payout under the 2000 long-term incentive program was $1,386,412.


EXECUTIVE COMPENSATION

     The information required with respect to FirstEnergy Corp. is included in the Executive Compensation section of FirstEnergy's Proxy Statement for the 2003 Annual Meeting of Stockholders. The following table sets forth remuneration paid, as required, to the Chief Executive Officer and the four other most highly compensated executive officers of Ohio Edison, Cleveland Electric, Toledo Edison, JCP&L, Met-Ed and Penelec for the year ended December 31, 2002.

RENUMERATION OF EXECUTIVE DIRECTORS

                      SUMMARY EXECUTIVE COMPENSATION TABLE

                                                             Long-Term Compensation
                                                       ---------------------------------
                                                             Awards            Payouts
                                                       ---------------------   --------
                                Annual Compensation               Securities  Long-Term
                             ------------------------ Restricted  Underlying  Incentive      All Other
Principal Position      Year  Salary  Bonus(4) Other(1) Stock(2)   Options     Plan(3)(4)   Compensation(5)
------------------      ----  ------- -------- -------- --------   -------     ----------   ---------------
H. Peter Burg           2002 $989,511 $406,186 $15,424 $   439,080   200,000   $1,386,412     $ 59,780
Chairman and Chief      2001  821,176  631,719  16,580           0   200,000      496,162       52,461
Executive Officer       2000  765,616  383,546   8,540   2,775,000   200,000      458,198       40,488

Anthony J. Alexander    2002  648,523  124,769  12,571     274,425   120,000      664,455       39,921
President and Chief     2001  544,537  372,652  19,688           0   120,000      249,092       31,610
Operating Officer       2000  505,687  420,190   7,511   1,665,000   120,000      277,117       23,331

Richard H. Marsh        2002  357,129  127,064  13,731      36,590    35,000      316,421       43,725
Senior Vice President   2001  315,708  176,128   9,031           0    40,000      152,759       27,787
and Chief Financial     2000  295,198   81,881   4,354           0    40,000       64,084       15,087
Officer

Earl T. Carey           2002  350,462  124,019  19,718           0    35,000      271,320       23,430
Senior Vice President   2001  297,398   81,380  17,092           0    40,000      118,547       21,108
FirstEnergy Service Co  2000  280,405  141,726  18,677           0    40,000      182,231       14,964

Leila L. Vespoli        2002  319,264  145,226  16,893     109,770    35,000      146,724       34,238
Senior Vice President   2001  258,097  269,228   8,619           0    40,000       29,950       22,367
and General Counsel     2000  200,227  168,069  15,773           0    15,000       12,381       12,600

(1) Reimbursement for income tax obligations on perquisites.

(2) Reflects the dollar value of any restricted common stock award on the date of the award, determined by multiplying the number of shares awarded by the closing market price of the Company's common stock on the award date. At December 31, 2002, the total number of all restricted stock holdings and values determined by multiplying the total number of restricted shares by the closing market price of the Company's common stock on December 31, 2002, were as follows: Burg -- 122,079 shares ($4,024,940); Alexander -- 88,559 shares ($2,919,790); Marsh -- 1,035 shares ($34,128); Vespoli -- 3,105 shares
($102,384). Dividends on restricted shares are reinvested into additional shares which also are restricted. Restricted shares cannot be sold by the executive during the restricted period, and these shares can be forfeited if the executive leaves the Company prior to the end of the restricted period.

(3) Represent payouts of long-term incentive opportunities under the Executive Incentive Compensation Plan.

(4) Amounts shown in the Bonus and Long-Term Incentive Plan (later referred to as the LTIP) Payouts columns include bonus and LTIP payouts deferred under the Executive Deferred Compensation Plan (later referred to as the EDCP). Under the terms of the EDCP, an executive may defer all or a portion of his/her bonus and/or long-term incentive payment into common stock equivalents in a Stock Account at the then current FirstEnergy stock price. As an incentive to executives to increase their ownership in the Company, any amounts deferred into the Stock Account are increased by 20 percent. During the three-year period following deferral, dividend equivalents are credited to the Stock Account and are converted to additional common stock equivalents. At the end of the three-year period, the common stock equivalents are valued based on the then current FirstEnergy common stock price, and the Stock Account is paid out as stock unless the executive has elected to defer the proceeds further into a Retirement Stock Account within the EDCP. If the executive resigns or is terminated for cause during the three-year period following deferral, the 20 percent incentive amount and any appreciation on it are forfeited. The 20 percent incentive amounts for reported 2002 Bonus or LTIP Payout deferred into

Stock Accounts in 2003, which are included in the Bonus and LTIP columns above, were as follows: Burg-$133,858; Alexander-$-0; Marsh-$33,388; Carey-$0; Vespoli-$8,360. The 20 percent incentive amounts for reported 2001 and 2000 Bonus or LTIP Payout deferred into Stock Accounts, which are included in the Bonus and LTIP columns above, were as follows: Burg-2001-$47,904, 2000-$44,239; Alexander-2001-$0, 2000-$53,260; Marsh-2001-$16,012, 2000-$8,127;
Carey-2001-$17,995, 2000-$17,299; Vespoli-2001-$1,965, 2000-$7,962.

(5)  For  2002,  amount  is  comprised  of (1)  matching  Company  common  stock contributions under the tax-qualified Savings Plan: Burg-$6,847; Alexander-$7,700; Marsh-$2,957; Carey-$7,700; Vespoli-$7,700; and (2) above
market  interest  earned  under  the  Executive   Deferred   Compensation  Plan:
Burg-$52,933; Alexander-$32,221; Marsh-$40,768; Carey-$15,730; Vespoli-$26,538.


                 LONG-TERM INCENTIVE PLAN TABLE - AWARDS IN 2002
                               Performance or              Estimated Future Payouts Under
                                Other Period                 Non-Stock Price Based Plan
                    Number of       Until        -------------------------------------------------
                   Performance    Maturation      Below
Name                 Shares       or Payout      Threshold     Threshold      Target      Maximum
----               -----------    ----------     ---------     ---------     --------   ----------
H. P. Burg           20,156        3 years         $0           $354,305     $708,610   $1,062,915
A. J. Alexander      11,636        3 years         $0           $204,540     $409,080   $  613,620
R. H. Marsh           4,644        3 years         $0           $ 81,640     $163,280   $  244,920
E. T. Carey           4,351        3 years         $0           $ 76,480     $152,960   $  229,440
L. L. Vespoli         4,057        3 years         $0           $ 71,320     $142,640   $  213,960

     Each executive's target long-term award was converted into the number of performance shares shown above, calculated using the average of the high and low stock prices of the common stock on the last trading day in 2001. These shares were placed into an account in the executive's name for a three-year period that will end on December 31, 2004. During this three-year performance period, an amount equal to the dividend for a share of common stock will be credited to this account for each performance share in the account on the date that the common stock dividends are paid. These dividend equivalents will be converted into additional performance shares based on the closing price of FirstEnergy common stock on that day. At the end of the three-year performance period, the executive's account will be valued based on the average of the high and low prices on the last trading day in 2004.

     The final account value may be adjusted upward or downward based upon the total shareholder return of FirstEnergy common stock relative to an energy services company index during this three-year period. If the total shareholder return ranking is at or below the 40th percentile, no long-term award will be paid. If the total shareholder return ranking is at or above the 86th percentile, the award payout will be 150 percent of the account value. Award payouts for a ranking between the 40th and 86th percentile will be interpolated between 50 and 150 percent.

     The final value of an executive's account, if any, will be paid to the executive in cash early in the year 2005.Executives also may elect to defer the receipt of any Long-Term Incentive Program award in accordance with the provisions of the Executive Deferred Compensation Plan. If an executive retires, dies, separates due to disability, or separates for a reason that the executive qualifies for and elects severance prior to the end of the three-year period, the value of the account will be decreased based on the number of months worked during the period. However, an executive must work at least twelve months during the three-year period to be eligible for an award payout.

                          STOCK OPTIONS GRANTED IN 2002
                               Individual Grants
                               -----------------
                    Number of     % of Total
                    Securities      Options                                          Grant
                    Underlying    Granted to    Exercise                             Date
                     Options     Employees in    or Base  Expiration    Date        Present
Name                 Granted      Fiscal Year     Price      Date    Exercisable   Value (1)
----                 -------     -------------  --------  ---------- ------------ ---------

H. P. Burg           200,000         5.88%        $34.45    4/01/12   4/01/03(2)  $1,284,740
A. J. Alexander      120,000         3.53%        $34.45    4/01/12   4/01/03(2)  $  770,844
R. H. Marsh           35,000         1.03%        $34.45    4/01/12   4/01/03(2)  $  224,830
E. T. Carey           35,000         1.03%        $34.45    4/01/12   4/01/03(2)  $  224,830
L. L. Vespoli         35,000         1.03%        $34.45    4/01/12   4/01/03(2)  $  224,830

                                                  Annual                      Option       Black-
                       Dividend  Risk-Free       Turnover       Price           Term       Scholes
(1)  Grant Date         Yield       Rate            Rate      Volatility     (in Years)   Value (1)
     -----------       ---------  ---------      -----------   ----------     ---------   ---------
      4/01/02           4.37%      4.56%           0.22%       23.3117%         8.13       $6.4237

(2)  Vests in 25 percent increments annually on April 1 starting on April 1, 2003.


                   AGGREGATED STOCK OPTIONS EXERCISED IN 2002
                  AND STOCK OPTION VALUES AT DECEMBER 31, 2002

                                                                            Value of
                                               Number of Securities        Unexercised
                                               Underlying Unexercised      In-the-Money
                       Shares                         Options at             Options at
                      Acquired     Value          December 31, 2002        December 31, 2002
Name                 on Exercise  Realized   Exercisable/Unexercisable   Exercisable/Unexercisable
----                 -----------  --------   -------------------------   -------------------------
H. P. Burg                   0    $      0        92,012/627,703         $ 622,238/$2,330,279
A. J. Alexander         40,000    $551,500        18,925/376,367         $  59,614/$1,431,138
R. H. Marsh             20,000    $264,800         8,796/122,603         $  27,707/$  539,969
E. T. Carey             20,000    $261,800         7,543/121,518         $  23,760/$  536,606
L. L. Vespoli                0    $      0         6,000/ 90,000         $  52,140/$  301,500


SEVERANCE AGREEMENTS AND OTHER CONTRACTS

     For the executives listed in the Summary Executive Compensation Table, separate severance agreements are currently in effect with H. Peter Burg, Anthony J. Alexander, Richard H. Marsh, and Leila L. Vespoli. These agreements provide for the payment of severance benefits if the individual's employment with FirstEnergy or its subsidiaries is terminated under specified circumstances within three years after a change in control of FirstEnergy. A change in control includes the acquisition of the beneficial ownership of 50 percent or more of the outstanding shares of common stock or other voting stock of the Company, a change in the majority of the members of the Board of Directors, or a reorganization, merger, or dissolution of the Company. The agreements are intended to ensure that the individuals are free from personal distractions in order to put in place the best plan for shareholders when a change of control is occurring or perceived as imminent. The principal severance benefits under each agreement include payment of the following when the individual is terminated or resigns for good reason, which generally is defined as a material change, following a change of control, inconsistent with the individual's previous job duties or compensation:

     o the individual's base salary and accrued benefits through the date of termination, including a pro-rata portion of the annual and all deferred long-term incentive awards earned;

     o 2.99 times the sum of the individual's base salary plus the average of his/her annual incentive compensation awards over the past three years;


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     o    Supplemental Executive Retirement Plan (later referred to as the SERP)
          benefits as follows: if the individual is less than age 55 at termination, the benefit is calculated as if he/she were age 55, offset by compensation earned from subsequent employers until age 55, at which time it then will be offset by pension benefits and, at age 62, further offset by Social Security payments; if the individual is between age 55 and 62 at termination, the benefit is calculated in accordance with the SERP and will be offset by Social Security payments beginning at age 62; if the individual is age 62 or more at termination, the benefit is calculated in accordance with the SERP;

     o continuation of group health and life insurance, as if the individual had retired at the greater of his/her current age or age 55, and the greater of his/her current years of service or actual years of service at age 55; and

     o payment of legal fees and expenses as well as any excise taxes resulting from the agreement.

     The severance pay agreements have initial three-year terms and are renewed automatically each year for an additional year unless expressly discontinued by the Board. After a change in control, if the individual resigns, he/she is prohibited for two years from working for or with competing entities.


EXECUTIVE RETIREMENT PLAN

     The  FirstEnergy  System  Supplemental  Executive  Retirement  Plan  (later referred to as the SERP) is limited to eligible executives. At normal retirement, eligible senior executives, including all of the officers listed in the Summary Executive Compensation Table, who have five or more years of service with the Company or its subsidiaries, are provided a retirement benefit. This benefit is equal to the greater of 65 percent of the executive's highest annual salary, or 55 percent of the average of the executive's highest three consecutive years of salary plus annual incentive awards paid after January 1, 1996, and paid prior to retirement. The SERP benefit is reduced by the executive's pensions under tax-qualified pension plans of the Company or other employers, any supplemental pension under the Company's Executive Deferred Compensation Plan, and Social Security benefits. In some cases, the executive's tax-qualified pension and supplemental pension may exceed the SERP benefit. Subject to exceptions that might be made in specific cases, senior executives retiring prior to age 65, or with less than five years of service, or both, may receive a similar but reduced benefit. The SERP also provides for disability and surviving spouse benefits. As of the end of 2002, the estimated annual retirement benefits of the executive officers listed in the Summary Executive Compensation Table at age 65 from these sources were: Burg-$687,938; Alexander-$423,547; Marsh-$238,903; Carey-$241,015; and Vespoli-$207,521.